# Booz Box LLC

**(a New Jersey Limited Liability Company)**

## Form C

## Disclosures in Reg CF Offering

**[1/14/25]**

# TABLE OF CONTENTS

# FORM C

# Company Disclosures

## Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

## §227.201(a) – Basic Information About the Company

| | |
|---|---|
| **Name of Company** | Booz Box LLC |
| **State of Organization** (not necessarily where the Company operates, but the State in which the Company was formed) | New Jersey |
| **Date Company Was Formed** (from the Company's Certificate of Incorporation) | July 7, 2020. |
| **Kind of Entity** | Limited Liability Company |
| **Street Address** | 24 Pondview Drive, Allentown, NJ 08501 |
| **Website Address** | www.drinkboozbox.com |

|  | *Most Recent Fiscal Year* | *Previous Fiscal Year* |
|---|---|---|
| Total Assets | $33,986.52 | $74,400.88 |
| Cash & Equivalents | $(506.16) | $570.63 |
| Account Receivable | $0 | $0 |
| Short-Term Debt | $10,796.62 | $0 |
| Long-Term Debt | $10,000 | $15,471.39 |
| Revenues/Sales | $55,166.25 | $0 |
| Cost of Goods Sold | $79,319.35 | $0 |
| Taxes Paid | $3,469.33 | $0 |
| Net Income | $(88,391.19) | $(70,621.20) |

Will the Company use a special purpose vehicle (SPV) in this offering?

YES _____

NO _____X_____

If the Company intends to use an SPV, complete the following:

| | |
|---|---|
| **Name of SPV** | |
| **State of Organization** (not necessarily where the SPV operates, but the State in which it was formed) | |
| **Date SPV Was Formed** (from the SPV's Certificate of Incorporation) | |
| **Kind of Entity** (Check One) | |
| **Street Address** | |

# §227.201(b) – Directors and Officers

**Person #1**

| Name: Ryan Provost | | |
|---|---|---|
| All positions with the Company and How Long for Each Position | **Position:** CEO | **How Long:** 5 years |
| Business Experience During Last Three Years (Brief Description) | . Co-founded and led the creation of Booz Box, LLC. Founded a music label & eyewear brand based in Brooklyn, NY. | |
| Principal Occupation During Last Three Years | Co-founder & CEO | |
| Has this Person Been Employed by Anyone Else During the Last Three Years? | _____ Yes   __X_ No | |
| If Yes, List the Name of the Other Employer(s) and its (their) Principal Business | **Name:** | **Business:** |

**Person #2**

| | | |
|---|---|---|
| **Name:** Norman Strobel | | |
| All positions with the Company and How Long for Each Position | **Position:** CPO | **How Long:** 5 years |
| Business Experience During Last Three Years (Brief Description) | Co-founded and led the creation of Booz Box, LLC. Founded mixology & beverage consulting agency. | |
| Principal Occupation During Last Three Years | Co-founder & CPO | |
| Has this Person Been Employed by Anyone Else During the Last Three Years? | _____ Yes<br><br>__X__ No | |
| If Yes, List the Name of the Other Employer(s) and its (their) Principal Business | **Name:** | **Business:** |

## §227.201(c) – Each Person Who Owns 20% or More of the Voting Power

| Name | Ryan Provost |
|------|--------------|
| Name | Norman Strobel |
| Name | |
| Name | |
| Name | |

## §227.201(d) – The Company's Business and Business Plan

**Our Business:**

Booz Box Cocktails offers ready-to-drink spirit-based boxed cocktails designed to deliver convenience and premium quality to modern consumers. Crafted with all-natural, high-quality ingredients, the product provides a high-end cocktail experience without the need for complex preparation. Unique flavors developed by an award-winning mixologist ensure a distinctive taste profile, while the innovative boxed packaging offers portability and shelf-stability, even after opening, making it perfect for events, gatherings, and everyday use. The market for Booz Box primarily consists of young professionals, urban dwellers, and Millennials and Gen Z consumers who value creativity, convenience, and quality in their beverage choices. These consumers often seek premium experiences that align with their busy lifestyles and health-conscious preferences, making Booz Box an ideal choice in a growing yet competitive industry. Competitors in this space include Beatbox, Buzzbox, Buzzballz, Barbox, Big Sips, and On The Rocks Cocktails, which dominate the RTD market with varying levels of market share and resources. Booz Box differentiates itself through unique flavors, creative branding, and innovative packaging that targets a younger demographic, filling a gap in the underdeveloped spirit-based boxed cocktail niche. While competitors are well-funded and well-established, Booz Box sees significant opportunity in the white space of this market, allowing for rapid growth and innovation.

Despite these advantages, Booz Box faces significant challenges in competing against well-funded and established brands with dominant market presence. Companies like Beatbox and Buzzbox benefit from substantial financial resources that allow them to outspend competitors in marketing and distribution, creating a formidable barrier to entry. Booz Box, with its limited internal resources and higher production costs, must carefully allocate capital to scale operations effectively. However, our innovative approach and focus on premium, unique offerings position us distinctively in the market. Expanding across the United States remains a capital-intensive process, requiring significant investment in distribution networks, retail partnerships, and consumer engagement initiatives.

Since launching a year ago, Booz Box has made significant progress in establishing its presence in the RTD market. Currently, the product is available in six markets, with three additional markets confirmed for Q1 2025. Through 12/31/2024, we generated $69,000 in revenue. We have implemented a robust market-entry strategy that combines advertising, tastings, and direct consumer engagement to maximize visibility and sales. Our distribution partnerships and retail accounts continue to grow rapidly, supported by an expanding internal team and a network of dedicated advisors.

Looking ahead, Booz Box has ambitious plans for growth. In Q1 2025, we plan to launch with our new distributor in the New Jersey and New York markets, grow current partnerships with key retail chains such as Buy Rite & Total Wine, and refine our marketing strategies. In Q2, we will begin to roll out our DTC (Direct to Consumer) channel in select markets. We will continue to grow this channel throughout 2025 and 2026.  By Q3 2025, we aim to secure designated distribution in the California and Florida markets, while continuing our growth within the Total Wine chain with 13 confirmed locations and establishing additional distribution networks throughout the year. In addition, we will lower our Cost of Goods Sold significantly and continue optimizing our cost structure while ensuring Booz Box continues to have quality ingredients that our consumers expect.  By Q4 2025, we expect to enter at least 6 new markets including Colorado, Washington, Oklahoma, Idaho, New Hampshire and even Canada. Throughout 2025 and 2026, we will continue to grow the Booz Box footprint and add distribution partnerships, retail outlets and online direct to consumer channels where it is feasible. Our goals include launching with new distribution for key markets, securing additional investment capital, and developing innovative products such as single serve boxed cocktails in Tetra Pak packaging.

The financial projections are grounded in a clear strategy to capitalize on the opportunities within the RTD sector. The spirit-based boxed cocktail niche remains underdeveloped, providing a unique opportunity for Booz Box to establish itself as a category leader. However, this white space is rapidly attracting new competitors, making speed and efficiency critical to our success. Meeting increasing demand from both existing and new markets will require significant investment in scaling production, enhancing distribution capabilities, and expanding consumer outreach. While these challenges are considerable, Booz Box remains committed to delivering high-quality, innovative products that meet the evolving preferences of modern consumers. By focusing on strategic growth and operational excellence, Booz Box is ready to thrive in the dynamic RTD market.


**Our People:**

**Ryan Provost**

Ryan is an artist and entrepreneur whose career is defined by innovation, resilience, and strategic vision. Born and raised in central New Jersey, his journey reflects milestones achieved, challenges overcome, and a relentless pursuit of success.

Ryan began his entrepreneurial path by co-founding a Brooklyn-based music and event label, cultivating a loyal following of electronic music enthusiasts and showcasing his talents as a DJ and music producer. Later, he founded and operated an eyewear company, gaining invaluable experience in the competitive CPG industry. These ventures highlighted his ability to blend creativity with business acumen while embracing the uncertainties of entrepreneurship.

Through each challenge, Ryan seized opportunities for growth, learning lessons that shaped his vision and approach. His dedication to innovation, commitment to his goals, and adaptability in the face of competition have defined his journey.

Looking ahead, Ryan remains driven by his entrepreneurial spirit, eager to explore new ventures and tackle fresh challenges. With passion, resilience, and a vision for impactful change, he continues to carve a meaningful legacy in the world of business and innovation.

**Norman Strobel**

Born and raised in Rhode Island, Norman James Strobel discovered his passion for hospitality early, starting behind the bar at just 18. By 2012, he had moved to Hoboken, New Jersey, immersing himself in the mixology scene and quickly gaining recognition for his innovative cocktails. His talent and dedication led to numerous competition wins across the NYC metropolitan area, solidifying his reputation as a master mixologist.

Norman's craft earned acclaim in top publications such as *Tales of the Cocktail*, *Time Out New York*, and *ImBibe*. He went on to establish one of Jersey City's premier cocktail bars, drawing patrons from near and far, and spent a decade consulting for restaurants and bars along the East Coast, elevating their beverage programs.

In 2020, amid the pandemic, Norman co-founded Booz Box Cocktails with Ryan Provost, bringing his signature creations directly to consumers. Now 36, he focuses on growing Booz Box into a leading ready-to-drink brand while continuing to channel his passion for mixology into every pour.

## §227.201(e) – Number of Employees

The Company currently has 2 full time employees.

## §227.201(f) – Risks of Investing

**Required Statement:**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Additional statement:**

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit A: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

## §227.201(g) – Target Offering Amount and Offering Deadline

**Required Statement:**

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $1,000. If we have not raised at least the target amount by May 15, 2025 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,000,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

Loupt Portal LLC will notify investors when and if the target amount has been raised.

**§227.201(h) – Commitments that Exceed the Target Offering Amount**

| | |
|---|---|
| Will the Company accept commitments that exceed the Target Offering Amount? | \_\_\_\_X_____Yes<br><br>_____ No |
| What is the maximum you will accept in this Offering (it may not exceed $5,000,000)? | $1,000,000 |
| If Yes, how will the Company deal with the oversubscriptions? | _____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate.<br><br>\_\_\_X\_\_ We will accept subscriptions on a first-come, first-served basis.<br><br>_____ Other (explain): |

## §227.201(i) – How the Company Intends to Use the Money Raised in the Offering

**The Company is Reasonably Sure it Will Use the Money as Follows:**

If we raise the target amount of $1,000:

| Use of Money | How Much (approximately) |
|---|---|
| Portal Fees | $125.00 |
| Other Costs of the Offering (*e.g.*, legal and accounting fees) | $875.00 |
| Purchases | $0.00 |
| Marketing & Sales | $0.00 |
| Key Hires & Wages | $0.00 |
| Other Industry costs | $0.00 |
| **TOTAL** | **$1,000.00** |

If we raise the maximum goal of $1,000,000:

| Use of Money | How Much (approximately) |
|---|---|
| Portal Fees | $118,750 |
| Other Costs of the Offering (*e.g.*, legal and accounting fees) | $50,000 |
| Purchases | $473,000 |
| Marketing & Sales | $140,000 |
| Key Hires & Wages | $109,125 |
| Other Industry costs | $109,125 |
| **TOTAL** | **$1,000,000** |

# §227.201(j) – The Investment Process

**To Invest**

- Review this Form C and the Campaign Page;

- If you decide to invest, press the *Invest Now* button

- Follow the instructions

The minimum amount you can invest in the offering is $100.00. Investments above the minimum may be made in increments of $1.00

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit B.

**To Cancel Your Investment**

You can cancel all or any portion of your investment commitment until 11:59 pm EST on May 13th (48 hours before the offering deadline).

To cancel your investment, send an email to contact@investloupt.com by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

# §227.201(k) – Material Changes

**Required Statement**

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

**Explanation for Investors**

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## §227.201(l) – Price of the Securities

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "SAFEs."

A SAFE doesn't really have a purchase price. If you buy a SAFE for $100 you get a $100 SAFE. The terms of the SAFEs are described below.

## §227.201(m) – Terms of the Securities

**Overview**

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "SAFEs."

**Conversion on Future Equity Raise**

If the Company raises at least $1,000,000 in the future from the sale of its stock (common or preferred), then the SAFE will convert into that same type of stock, but at a 20% discount.

> EXAMPLE: Suppose you invest $5,000 in our SAFE. Later, we raise $1,000,000 by selling a Series A Preferred Stock at $10 per share. Your SAFE will convert to shares of Series A Preferred Stock. Your SAFE will convert at $8.00 per share. Hence, having invested $5,000, you will receive 625 shares.

**Conversion on Sale or IPO**

If the Company is sold or goes public, you will receive the greater of (i) the price you paid for the SAFE, or (ii) the amount you would receive if your SAFE had been converted to common stock at the fair market value of the common stock as implied by the sale, but again reduced by your discount.

> EXAMPLE: Suppose you invest $5,000 in our SAFE. Later, before we have raised at least $1,000,000 of additional capital, the Company is sold for a price that implies that the fair market value of our common stock is $15 per share. If your SAFE converted to common stock at your discount, you would receive 416 shares. Therefore, you will receive in the sale the greater of $5,000 or the amount payable with respect to 416 shares of common stock.

**Liquidation**

If the Company liquidates before it raises at least $1,000,000 of capital or is sold, you will have the right to receive the amount you paid for your SAFE, without interest. However, your right to payment will be (i) subordinate to (behind) the rights of the Company's creditors, and (ii) on a par with others who hold SAFEs or preferred stock.

**Voting and Shareholder Rights**

The SAFE does not give you any voting rights in the Company or other rights as a shareholder. However, if the Company pays a dividend on its outstanding Common Stock, you will have the right to share in the dividend proportional to your SAFE investment as if it had converted into shares at the time of the dividend.

**Limits on Transfer**

Your SAFE may not be transferred without the Company's consent.

**Modification of SAFEs**

The SAFEs may be modified by the Company and holders of 50% of the SAFEs outstanding, measured by investment amount. Thus, your SAFE may be modified without your consent.

**Who Controls the Company**

Booz Box LLC is controlled by co-founder & CEO, Ryan Provost, who maintains majority voting control of the company. With this authority, he drives the strategic direction and oversees all major decisions, ensuring that the company's vision and long-term objectives are consistently prioritized and achieved.

**How the Exercise of Rights by Controlling Persons Could Affect You**

The individuals who control the Company could take many actions that would affect the holders of the SAFEs, including these:

- They could make bad decisions, harming the Company.

- They could devote less time to the Company than it requires.

- They could issue securities with rights superior to those of the SAFEs.

- They could pay themselves excessive compensation.

- They could hire friends or relatives and pay them more than they're worth.

- They could enter into leases, loans, and other contracts with the Company on terms that are not fair to the Company.

- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

**Obligation to Contribute Capital**

Once you pay for your SAFE you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

**Preemptive Rights**

Owners of SAFEs to not have preemptive rights, *i.e.*, the right to buy securities issued by the Company in the future.

**Risks Associated with Minority Ownership**

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

**Other Classes of Securities**

Immediately before the offering of SAFEs, the Company had the following securities outstanding:

| Type | Number or Amount | Characteristics (Voting Rights, Etc.) |
|---|---|---|
| LLC Interest | 100% | Standard voting rights |
| | | |

# §227.201(n) – The Funding Portal

The Company is offering its securities through Loupt Portal LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 7-446 and the Funding Portal Registration Depository (FPRD) number is 328217

# §227.201(o) – Compensation of the Funding Portal

The Company will compensate Loupt Portal LLC as follows:

- An administrative fee of $0.00; plus

- A success fee equal to 12.5% of the amount raised, calculated after reimbursing Loupt Portal LLC for any out-of-pocket third-party expenses it incurs on behalf of the issuer in connection with the offering.

# §227.201(p) – Indebtedness of the Company

The company has no material indebtedness.

# §227.201(q) – Other Offerings of Securities within the Last Three Years

The company has not had any other offerings of securities within the last three years.

# §227.201(r) – Transactions Between the Company and "Insiders"

The company does not have any transactions between the Company and "Insiders".

# §227.201(s) – The Company's Financial Condition

### Liquidity

The company has initiated sales growth in January of 2024. With large amounts of operational expenses and growth investment, the company's liquidity is minimal. The company is currently reliant on capital contributions and future investments to meet its expansion needs.

### Capital Resources

The company's capital resources are currently limited to minimal sales volume and initial capital contributions from its founders. The company is seeking investment capital through crowdfunding campaign to further their expansion throughout the nation.

### Historical Results of Operations

Historical results of operations include expansion into six major US markets. With these markets include a partnership with leading retailer Total Wine & More. The company has aggressively expanded its social presence by executing major partnerships with retail stores, venues, influencers and major events across its current markets.

### Changes and Trends

The company is starting to see a trend occurring through its social media platforms and brand ambassador programs, where they are beginning to gain public attraction from younger consumers across the US. With an uptick in social media presence, this has gained substantial outreach from various sales and distribution leaders within the industry.

# §227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit D: Financial Statements*

# §227.201(u) – Disqualification Events

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

## §227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

## 227.201(w) – Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on their website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. They will notify you if that happens.

## §227.201(x) – Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before and therefore has never been required to file any reports.

## §227.201(y) – Other Important Information Prospective Investors Should Know About

Booz Box is your new bartender in a box.  We are here to make complex cocktails simple.  By taking your favorite cocktails and bringing them directly to you in the form of a convenient bag-in-box format - we are providing a solution within the $13 billion spirit based RTD market.  The only thing that is required is that you pour over ice and enjoy it responsibly.

Booz Box provides value that will change the way we drink, serve and market cocktails.  Our product line, our team and our attention to detail in the RTD market will highlight a new wave of entrepreneurial ingenuity that will serve as a catalyst for the market as a whole - with the United States at the forefront of a global movement.

With a steady 4% YOY growth in the RTD market, we believe that boxed cocktails are the most up-and-coming trend of 2025 & beyond and we will demonstrate just why Booz Box will be the next generation of the beverage industry.